Stream Communications Network, Inc.

Amended
Consolidated Financial Statements

For the nine months ended September 30, 2003

Stream Communications Network, Inc.
Consolidated Balance Sheets
September 30, 2003 and December 31, 2002
(in Canadian dollars)

			September 30, 2003	December 31, 2002
ASSETS
Current Assets
Cash and cash equivalents			$ 288,938	$ 394,234
Accounts receivable			295,885	221,346
Inventory			10,842	14,373
Prepaid expenses and advances			71,885	74,330
			667,550	704,283

Deposits			153,160	188,493
Property, plant and equipment (note 3)			7,213,517	9,201,575
Intangibles - (note 4)			4,407,243	5,469,354
Deferred charges - (note 5)			2,430,293	2,019,261
			$ 14,871,763	$ 17,582,966
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 7)			$ 4,128,000	$ 4,611,418
Deferred revenue			147,186	187,672
Current portion of long-term debt (note 6)			28,531	108,825
			4,303,717	4,907,915

Long-term debt (note 6)			20,305	52,975
Non-controlling interest			693,799	888,259
			5,017,821	5,849,149
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 8)			32,981,135	31,229,685
Contributed surplus			96,041	96,041
Warrants			2,253,764	2,740,669
Cumulative translation account			(181,407)	1,437,814
Deficit			(25,295,591)	(23,770,392)
			9,853,942	11,733,817

			$ 14,871,763	$ 17,582,966

(see note 10 for prior period adjustment)

signed by "Stan Lis"		signed by "Casey Forward"
President		Chief Financial Officer
Stream Communications Network, Inc.
Consolidated Statements of Operations and Deficit
For the nine months ended September 30
(in Canadian dollars)
	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30, 2002 (note 10)

Revenues	$ 879,324	$ 910,091	$ 2,845,459	$ 2,766,249

Administration and services	240,302	260,111	668,361	800,525
Cost of sales	269,766	367,444	790,058	1,106,157
Legal and accounting	129,805	115,656	368,502	350,162
Management costs	160,362	92,556	608,124	461,196
Programming	206,582	174,145	620,223	547,905
Sales and marketing	63,751	62,956	343,754	173,335
	1,070,568	1,072,868	3,399,022	3,439,280
Loss before undernoted items	(191,244)	(162,777)	(553,563)	(673,031)

Amortization of property, plant and equipment	166,327	279,232	554,543	668,519
Amortization of intangibles and goodwill	84,849	-	269,186	-
	251,176	279,232	823,729	668,519
Loss before other items	(442,420)	(442,009)	(1,377,292)	(1,341,550)
Other items
Interest income	(3,365)	(4,855)	(6,180)	(11,316)
Financial expenses	95,624	222,613	252,741	442,034
	92,259	217,758	246,561	430,718
Loss from continuing operations before non-controlling interest	(534,679)	(659,767)	(1,623,853)	(1,772,268)

Non-controlling interest	(71,876)	(5,200)	(98,654)	(34,463)

Loss from continuing operations for the period	(462,803)	(654,567)	(1,525,199)	(1,737,805)
Loss from discontinued operations (note 2)	-	35,336	-	(2,362,649)
Net loss for the period	(462,803)	(619,231)	(1,525,199)	(4,100,454)

Deficit, beginning of period	(24,832,788)	(21,262,413)	(23,770,392)	(17,781,190)

Deficit, end of period	$(25,295,591)	$ (21,881,644)	$ (25,295,591)	$ (21,881,644)

Loss per share, basic and diluted
Continuing operations	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.06)
Discontinued operations	-	-	-	(0.08)
Loss per share	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.14)

Weighted average number of shares
Basic and diluted	29,207,980	28,023,911	29,207,980	28,023,911

(see note 10 for prior period adjustment)
Stream Communications Network, Inc.
Consolidated Statements of Cash Flows
For the nine months ended September 30
(in Canadian dollars)
	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30, 2002 (note 10)

Operating Activities
Net loss from continuing operations	$ (462,803)	$ (654,567)	$ (1,525,199)	$ (1,737,805)
Items not involving cash
Amortization	251,176	279,232	823,729	668,519
Non-controlling interest	(71,876)	(5,200)	(98,654)	(34,463)
Change in non-cash working capital	(283,503)	(380,535)	(800,124)	(1,103,749)
Accounts receivable	308	215,759	(116,516)	255,941
Inventory	(1,091)	2,422	1,153	8,650
Prepaid expenses and advances	(9,146)	(84,461)	(8,283)	(89,850)
Accounts payable and accrued liabilities	13,976	357,190	47,780	(7,911)
Deferred revenue	9,314	(7,485)	(9,000)	83,531
Net cash used in operating activities	(270,142)	102,890	(884,990)	(853,388)
Net cash provided (used) by discontinued operating activities	-	84,404	-	(180,791)
Net cash provided (used) by operating activities	(270,142)	187,294	(884,990)	(1,034,179)

Financing Activities
Issuance of shares for cash	373,100	393,700	1,264,545	3,142,374
Share subscription	-	-	-	-
Long-term debt	(25,817)	-	(91,823)	-
Net cash provided from continuing financing activities	347,283	393,700	1,172,722	3,142,374
Net cash provided from discontinued financing activities	-	-	-	-
Net cash provided from financing activities	347,283	393,700	1,172,722	3,142,374

Investing Activities
Purchase of property, plant and equipment	(11,007)	(261,838)	(107,046)	(337,666)
Acquisition of subsidiary	-	-	-	(945,168)
Deferred charges	(58,787)	(201,731)	(420,443)	(243)
Net cash used in continuing investing activities	(69,794)	(463,569)	(527,489)	(1,283,077)
Net cash used in discontinued investing activities	-	-	-	-
Net cash used in investing activities	(69,794)	(463,569)	(527,489)	(1,283,077)

Foreign exchange effect on cash	40,184	(379,022)	134,461	(887,132)

Change in cash and cash equivalents	47,531	(261,597)	(105,296)	(62,014)

Cash and cash equivalents at beginning of period	241,407	414,856	394,234	215,273

Cash and cash equivalents at end of period	$ 288,938	$ 153,259	$ 288,938	$ 153,259

(see note 10 for prior period adjustment)

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 2 - Discontinued operations. All of its operations are located in Poland.

The company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. The company's stock was consolidated on a one new for 3.9 old shares basis on August 16, 1985 and again consolidated on a one new for three old shares basis on May 29, 1992. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2002 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2002 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership September 30, 2003	Percentage ownership December 31, 2002
	EES Waste solutions Limited	Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	0.0%	0.0%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat") - (note 3)	Poland	100.0%	100.0%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	0.0%	0.0%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	DISCONTINUED OPERATIONS

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when  the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company was intending to utilize this licence to start operations in the hazardous waste business, but the company decided to sell this business, as it did not fit with its cable service business.

On September 30, 2002 Eco-Waste was sold to a arm’s length buyer. The terms of the agreement included a nominal down payment and payments due of $500,000 USD of which $250,000 is due on each of December 31, 2003 and December 31, 2004. Because of uncertainty in this sector of the market, these payments due in 2003 and 2004 are valued at nil.

In view of the Company’s main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and the company is being liquidated.

	The statements of operations for the discontinued business operations are:
	For the nine months ended September 30, 2003	PolVoice	Eco-Waste	Total
	Sales	$ -	$ -	$ -
	Expenses	-	-	-
	Amortization	-	-	-
	Write-down of net assets to net realizable value	-	-	-
	Foreign exchange loss	-	-	-
	Loss from discontinued operations	$ -	$ -	$ -

	For the nine months ended September 30, 2002	PolVoice	Eco-Waste	Total
	Sales	$ (51,600)	$ -	$ (51,600)
	Expenses	$ 126,171	$ 183,920	310,091
	Amortization	41,088	41,733	82,821
	Write-down of net assets to net realizable value	-	1,982,139	1,982,139
	Foreign exchange gain	(32,572)	71,770	39,198
	Loss from discontinued operations	$ 83,087	$ 2,279,562	$ 2,362,649

	The balance sheets for the discontinued business operations are:
	September 30, 2003	PolVoice	Eco-Waste	Total
	Total assets	$ -	$ -	$ -
	Total liabilities
	Net assets of discontinued operations before net realizable value provision	-	-	-
	Net realizable value provision	-	-	-
	Net assets of discontinued operations	$ -	$ -	$ -

	December 31, 2002	PolVoice	Eco-Waste	Total
	Total assets	$ -	$ -	$ -
	Total liabilities
	Net assets of discontinued operations before net realizable value provision	-	-	-
	Net realizable value provision	-	-	-
	Net assets of discontinued operations	$ -	$ -	$ -
3.	PROPERTY, PLANT AND EQUIPMENT
	September 30, 2003	Cost	Accumulated amortization	Net book value

	Automobiles	$ 270,921	$ 101,050	$ 169,871
	Buildings, offices	2,088,989	638,610	1,450,379
	Cable television network equipment	7,341,882	2,048,867	5,293,015
	Furniture and fixtures	359,923	292,772	67,151
	Computer software	71,494	54,663	16,831
	Plant construction-in-progress	216,270	-	216,270
		$ 10,349,479	$ 3,135,962	$ 7,213,517

	December 31, 2002	Cost	Accumulated amortization	Net book value

	Automobiles	$ 331,814	$ 110,468	$ 221,346
	Buildings, offices	2,523,921	517,429	2,006,492
	Cable television network equipment	8,770,650	2,056,039	6,714,611
	Furniture and fixtures	375,344	265,698	109,646
	Computer software	85,828	60,778	25,050
	Plant construction-in-progress	124,430	-	124,430
		$ 12,211,987	$ 3,010,412	$ 9,201,575

4.	INTANGIBLE ASSETS
	September 30, 2003	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 94,479	$ 44,878	$ 49,601
	Subscriber base	4,617,251	401,474	4,215,777
	Goodwill	147,671	5,806	141,865
		$ 4,859,401	$ 452,158	$ 4,407,243

	December 31, 2002	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 116,217	$ 23,335	$ 92,882
	Subscriber base	5,565,072	330,465	5,234,607
	Goodwill	147,671	5,806	141,865
		$ 5,828,960	$ 359,606	$ 5,469,354

5.	DEFERRED CHARGES	September 30, 2003	December 31, 2002
	Direct and incremental costs of financing	$ 2,252,887	$ 1,841,855
	Due diligence costs of acquisition targets	177,406	177,406
		$ 2,430,293	$ 2,019,261

6.	LONG-TERM DEBT
		September 30, 2003	December 31, 2002
	Loan balances, current portion	$ 28,531	$ 108,825
	Loan balances, long term portion	20,305	52,975
	Total	$ 48,836	$ 161,800

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $10,890 per month, until August 2003 when the payments reduce to $5,376 per month. Interest in charged at the prime rate in Poland plus ½% .

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,522,401  (December 31, 2002 - $1,637,715) owed on the acquisition of GimSat, and $1,137,611 (2002 - $616,812) owed for fees related to the cost of financing.

8.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued			Number of Shares	Price	Share Capital
	Balance - December 31, 2002			27,666,379		$ 26,110,367
	Subscriptions received			-		1,136,728
	Warrants exercised			200,000	$ 2.85	570,000
	Warrants exercised			100,000	$ 2.00	200,000
	Warrants exercised			1,036,770	$ 1.80	1,866,186
	Fair value of warrants exercised			-		1,346,404
	Balance - December 31, 2002			29,003,149		$ 31,229,685
	Warrants exercised			702,526	$ 1.80	1,264,545
	Fair value of warrants exercised					486,905
	Balance - September 30, 2003			29,705,675		$ 32,981,135
	(c) Options

In  the  Annual General Meeting held on April 30, 2001,  the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors  were  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 4,375,755 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previous to November 1, 2001 vested immediately and have a term of five years. Options granted after vest one-quarter every year with the first quarter vesting immediately and the remaining options vesting if the Company's shares are trading on an exchange and the trading price for the previous 30 days has exceeded 15% of the exercise price compounding each year to 45% in the third year. Options are normally granted for a period of five years.

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

				Shares	Weighted average exercise price $
	Balance of options at December 31, 2002			4,370,000	1.88
	Granted			-	-
	Forfeited			-	-
	Balance of options at September 30, 2003			4,370,000	$ 1.88
	The following table summarizes information about fixed stock options outstanding at September 30, 2003:
		Options Outstanding			Options Exercisable
	Range of exercise prices	Number outstanding at September 30, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at September 30, 2003	Weighted average exercise price $
	$1.41	114,062	0.5	$ 1.41	114,062	$ 1.41
	1.60	3,049,938	3.1	1.60	943,985	1.60
	2.62	715,000	1.3	2.62	715,000	2.62
	2.65	491,000	1.7	2.65	491,000	2.65
		4,370,000	2.8	$ 1.88	2,264,047	$ 2.14
	(d) Warrants (expiry date of December 28, 2003 was extended to December 28, 2004)

	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2002	701,286	350,643	$2.00	28-Dec-03	$ 228,318
		300,000	150,000	1.80	28-Dec-03	103,962
		3,404,105	3,404,105	1.80	28-Dec-03	2,359,309
		125,000	125,000	2.25 USD	28-Dec-03	49,080
	Total balance December 31, 2002	4,530,391	4,029,748			$ 2,740,669
	Outstanding September 30, 2003	701,286	350,643	$2.00	28-Dec-04	$ 228,318
		300,000	150,000	1.80	28-Dec-04	103,962
		2,908,858	2,908,858	1.80	28-Dec-04	2,016,065
		125,000	125,000	2.25 USD	28-Dec-04	49,080
	Total Balance September 30, 2003	4,035,144	3,534,501			$ 2,397,425

9.	SEGMENTED INFORMATION
The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.
Geographic information
Revenues are attributed to countries based on location of customer
	Revenues		For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30, 2002 (note 10)
		Canada	$ -	$ -
		Poland	2,845,459	2,766,249
			$ 2,845,459	$ 2,766,249

	Property, plant, equipment and intangibles		September 30, 2003	December 31, 2002
		Canada	$ 15,379	$ 24,923
		Poland	11,605,381	14,646,006
			$ 11,620,760	$ 14,670,929

10.	RESTATEMENT

The prior nine-month period was amended and restated as a result of an accounting error in regards to intercompany sales. An intercompany billing set up in the subsidiary company and shown as revenue in the Polish subsidiary as required by Polish accounting standards, was not eliminated on consolidation. Revenue has been reduced by $261,597 for the previous nine-month period for these consolidated financial statements.

11.	OFFICERS AND DIRECTORS
Stan Lis - President, CEO and director
Adam Wojcik, Chief Operating Officer and director
Iwona Kozak, Vice President Corporate Affairs and directors
Casey Forward, Chief Financial Officer
Jan Rynkiewicz, director
Boyce Butler, director